August 15, 2008

Ian. R. McNeil
Searchlight Minerals Corp.
2441 Horizon Ridge Pkwy., Suite 120
Las Vegas, Nevada 89052

Re: Searchlight Minerals Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed July 17, 2008
File No. 333-133929
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Current Reports on Form 8-K
Preliminary Proxy Statement on Schedule 14A Filed June 20, 2008
File No. 0-30995

Dear Mr. McNeil:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All references to prior comments refer to our letter dated July 17, 2007.

Form S-1 Amendment

Fee Table

1.   Please update your fee table to reflect the changes mentioned in your
        "Explanatory Note."

Our Company, page 1

2.   Please balance your statement in the first paragraph regarding ongoing
        exploration since 2007 with your disclosure on page 9 regarding immediate
        suspension of all activities in September 2007.

Risk Factors, page 3

Our Rights under the Searchlight Claims may be limited, page 6

3.   Please replace technical language with concrete, everyday words. For example,
        we note your use of technical terms like unpatented, association placer, locators,
        placer form and lode mineralization. From your revised disclosure, investors
        should also be able to understand the reasons for and effects of the double staking
        mentioned in your August 7, 2008 Form 8-K.

4.   Based on your disclosure on page 53 that your claims relate to minerals that have
        been separated from the host rock, it is unclear why your disclosure regarding
        processes of extraction from samples and related testing is relevant to your
        claims. Please clarify in appropriate sections of your prospectus.

We do not currently have a government approved Plan of Operation, page 9

5.   We note your disclosure in the Form 8-K dated August 7, 2008 that you have
        submitted a Plan of Operation to the Bureau of Land Management. With a view
        toward disclosure, please tell us about (1) the process and typical time between
        submission and approval of such a plan and (2) whether an additional plan must
        be approved after you complete the 18-hole testing before you conduct any
        additional operations.

6.   Regardless of the status of your updated Plan of Operation, we assume that you
        will retain an updated version of this risk factor to inform investors of the delay
        and the type of risks you have encountered and could encounter. Please clarify
        the nature of the "dispute" that resulted in this delay.

Affiliates of our management and principal stockholders, page 10

7.   We note that this caption refers to your principal stockholders. Please tell us why this risk factor does not describe Mr. Matheson's related business interests.

8.   We note your reference in the second sentence to continuing obligations under the agreements related to your acquisition of the Searchlight Gold Project. Please tell us where you have described these obligations.

Financings could adversely affect common stock ownership interest, page 13

9.   We note your statement that the board could issue preferred stock without stockholder approval. Please reconcile this statement with the disclosure on page 74 which appears to indicate that you do not have any authorized preferred stock.

Use of Proceeds, page 15

10.   We note the last sentence of the first paragraph appears to indicate that the sale of the warrants is not part of this offering. Please also clarify, if true, that the exercise of the warrants also is not part of this registered offering.

Selling Stockholders Table, page 15

11.   Please describe your material transactions with the selling security holders during the past three years, including the date of and consideration received for your sale of the warrants related to the offered shares. Also disclose payments of liquidated damages related to registration rights.

12.   We note your references in the footnotes to "others" who may beneficially own the shares. Please tell us the authority on which you rely to exclude the identity of these "others."

Selected Quarterly Financial Data, page 24

13.   Please revise to include the selected quarterly data for the three months ended December 31, 2007 and 2006 in accordance with Item 302 of Regulation S-K.

Management's Discussion, page 25

14.   We note your disclosure at the top of page 26 that the cost of the production facility would be comparable to the initial module. However, we also note the reference to a $70,000,000 processing facility in your March 27, 2008 Form 8-K. Please reconcile.

Liquidity and Capital Resources, page 34

15.   We note that several of your private placements included registration rights that apparently have not been fulfilled. If material, please disclose your plans in this regard and describe any penalties for failure to perform timely on these obligations.

Corporate History, page 39

16.   If you have had a change in control during the relevant periods, please describe the change.

17.   We note your statement on page 40 that your disclosure is split-adjusted; however, given your response to prior comment 42, it is unclear whether the reference to 35,000,000 shares at the bottom of page 69 is accurate. If not, please revise page 69 and ensure your other disclosures are consistent with your statement regarding the split adjustment on page 40.

Acquisition of Searchlight Gold Project Claims, page 40

18.   With a view toward disclosure, please tell us how this section reflects the $777,134 cash payment mentioned on page 36.

Acquisition of Clarksdale Slag Project, page 41

19.   We note your response to prior comment 12; however, the disclosure on pages 42 and 71 regarding your continuing obligations regains unclear. Please revise to state clearly your obligations without reliance on multiple defined terms and legalistic disclosure.

Clarksdale Slag Project, page 42

20.   It is unclear how your disclosure mentioned in your response to prior comment 14 explains when the advances in technology occurred that lead you to believe that you might be able to pursue your projects economically when previous owners were not able to do so. Therefore, we reissue the comment.

Permitting, page 52

21.   Please clearly describe the scope of the material regulation to which you are subject and the permits you require. For example, you mention that you were granted a "Class II environmental permit;" however, investors who are not experts in local environmental permits likely will not know what is the significance of the Class II designation and whether it is sufficient for the operations you describe.

Properties, page 59

22.   Please explain the terms "Class A Effluent" and "Class B Effluent." Explain how your land is used to dispose of these and how you utilize them.

Management, page 61

23.   It is unclear where you responded to the last sentence of prior comment 5. For example, what is the size and scope of Nanominerals assets and operations? Please revise or advise.

24.   We note your accelerated filer designation on the facing sheet. Please provide all disclosure required of accelerated filers, including the disclosure required by Regulation S-K Items 402(b) and 404(b).

Summary Compensation Table, page 65

25.   From your response to prior comment 29, it is unclear how you have reconciled your disclosure in the Summary Compensation table to the other disclosures in your documents regarding compensation to your executives. For example, on page 69 you mention a $36,000 bonus paid to Mr. McNeil. Therefore, we reissue the comment.

Certain Relationships…, page 69

26.   Please expand the second paragraph to clarify how the debt was satisfied.

27.   Regarding your response to prior comment 9 and the disclosure in the last
        paragraph on page 69:

        • Please state the percentage interest that the 47,700,000 shares transferred to
          Mr. Matheson represented at the time of the transaction as requested in
          comment 43 in our letter to you dated November 27, 2006.
        • Please reconcile your disclosure which implies that the transfer of the
          47,700,000 shares was part of a February 2005 reorganization with response
          58 in your letter to us dated October 25, 2006 which indicates that the transfer
          occurred in April 2005.

28.   It is unclear how the disclosure mentioned in your response to prior comment 18
        addresses the principle followed in determining the amount of consideration paid
        for assets, the identity of the person making the determination and their
        relationship with the registrant and promoter, and the cost of the transferred asset
        to the promoter. Therefore, we reissue the comment.

29.   Your response to prior comment 19 does not address the disclosure requirements
        of Item 404. Therefore, we reissue the comment.

30.   Please update the disclosure beyond December 31, 2007.

Transactions with Nanominerals, page 70

31.   With a view toward clarified disclosure, please tell us why the related parties
        mentioned in the second paragraph only received shares for the option agreement
        and not for the transfer of title to the Searchlight claims.

32.   We note your disclosure that Nanominerals has no employees and that you paid
        Nanominerals for assistance. Please clarify who provided the assistance. From
        your revised disclosure, it should be clear why you do not consider these
        payments to be compensation to your management.

33.   We note your response to prior comment 25; however, this section should explain
        clearly why you elected to amend the terms of a related-party agreement.
        Therefore, we reissue the comment.

34.   We note your response to prior comment 26. Please tell us how your disclosure is
        this section is reconcilable to the $690,000 mentioned on page 41 and in response
        56.

35.   Refer to the last paragraph of this section. With a view toward disclosure, please
        tell us when the negotiations of the formal agreement began, what are the hurdles
        to completing the agreement, and what are the current proposed terms of the
        agreement. Also disclose when the patent expires.

Transactions with Transylvania, page 71

36.   Your disclosure here implies that most of the payments to the related-party will
        be in the future. Please reconcile this disclosure with your disclosure on page 36
        that you paid $9,900,000 cash to the related party in 2007 and to the disclosure of
        the $10,100,000 payment on page 42.

37.   Please describe here the $200,000 purchase option mentioned on page 36.

38.   Please expand to disclose the amounts actually paid pursuant to the agreements
        with related parties during the relevant periods.

Security Ownership, page 72

39.   Your response to prior comment 8 does not appear to address the issues raised in
        that comment. It remains unclear why do not include in the beneficial ownership
        of Ian McNeil and Carl Ager all of the shares held in the name of Nanominerals.
        Therefore, we reissue the comment.

Description of Securities, page 74

40.   Refer to your preliminary proxy statement filed on June 20, 2008. Please expand
        your disclosure here and throughout your document to reflect how it would
        change if the proposals that you plan to submit at your next shareholders' meeting
        are approved.

41.   Your disclosure may not be qualified by reference to statutes. Please revise the
        last sentence of the second paragraph accordingly.

42.   Please disclose the liquidation rights of the common stockholders. For example,
        do they share equally in any assets remaining after distributions to creditors and
        preferred stock holders?

Changes, page 76

43.   Please provide the exhibit required by Regulation S-K Item 601(b)(16) that
        addresses this document.

Financial Statements, page F-1

General

44.   Please update the financial statements, as necessary, as required by Rule 3-12 of
        Regulation S-X.

45.   We note that you restated your financial statements subsequent to the filing of
        your Form 10-KSB on April 15, 2008. Tell us when you intend to amend your
        1934 Act reports, including the December 31, 2007 Form 10-KSB and the fiscal
        year 2007 Forms 10-QSB, for the restatements.

46.   Please tell us how you have accounted for the assignment agreement with
        Nanominerals dated June 1, 2005 discussed on page 41.

Report of Independent Registered Public Accounting Firm, pages F-2 and F-3

47.   We note that the report of your auditors on page F-2 states that it includes
        inception cumulative data prospectively from January 1, 2006 for the consolidated
        statements of operations, stockholders' equity and cash flows. We further note
        that the report provided on page F-3 refers to the audit of the inception cumulative
        data prospectively from January 1, 2005 for the year then ended but states that the
        financial statements as of December 31, 2004 and for the year ended December
        31, 2004 and the period from January 14, 2000 (date of inception) to December
        31, 2004 were audited by other auditors. Please revise the audit reports to have
        your auditors opine on the entire cumulative period. If any of the reports
        reference other auditors, the separate report of the other auditors should be
        included in the filing. The audit reports should also reference the inception to date
        information in the opinion paragraphs. Refer to Article 2-05 of Regulation S-X.

48.   As a related matter, we note that the consolidated statements of operations and
        cash flows for the period from January 14, 2000 (date of inception) through
        December 31, 2007 are presented as unaudited in the Form S-1/A and Form 10-
        KSB. Additionally, we note that the consolidated statement of stockholders'
        equity for the cumulative period since inception is presented as audited. Please
        revise to present all cumulative periods for the statements of operations, cash
        flows and stockholders' equity as being audited.

49.   Please have your auditors revise their report to refer to the restatement discussed in Note 16 on page F-42. See AU 561.06a for guidance. Also please tell us their consideration of dual dating their audit report.

50.   Please revise the Report of Independent Registered Public Accounting Firm on page F-3 to remove the reference to 2004 since these financial statements are not included in the filing.

Consolidated Statements of Operations, page F-5

51.   We note that you present rental revenues as operating income. Please revise to present rental revenues as other income (expense) or tell us why you believe the current classification is appropriate.

Note 1. Description of Business, History and Summary of Significant Policies

Mineral rights, page F-13

52.   In regards to your response to prior comments 40 and 54 in our letter dated July 17, 2007, please tell us how you applied the guidance in EITF 04-02 and SFAS 144 to recognize your two mineral properties as tangible assets on your balance sheets.

Impairment of long-lived assets, page F-14

Mineral Rights, page 27

53.   We note your responses to prior comments 40 and 54 in our letter dated July 17, 2007. Please tell us whether you have performed an impairment or recoverability assessment as outlined in SFAS 144 and EITF 04-03 for the Searchlight Gold mining claims and the Clarkdale slag project as of December 31, 2007. If you performed an impairment assessment, please provide us with your detailed impairment analysis including a discussion of the significant assumptions and methodologies you used in your assessment. Alternatively, if you have not performed a recoverability assessment tell us in detail why you believe there have not been any events or changes in circumstances as outlined in paragraph 8 of SFAS 144. In your response please address why you believe paragraph 8(e) of SFAS 144, which states that a current-period operating or cash flow loss combined with a history of operating or cash flow losses, is not an indicator of impairment considering your accumulated deficit of approximately $10 million and your net loss of $2,221,818 for the year ended December 31, 2007.

54.   We also note that you have considered the Value Beyond Proven and Probable (VBPP) in accordance with EITF 04-03 in evaluating the carrying value of your two mineral properties and that in your responses to prior comments 40 and 54 that "the Company's business decision to acquire the net assets was based on the indication of VBPP." Please tell us the VBPP for the Searchlight Gold mining claims and the Clarkdale slag project at the date of acquisition and at December 31, 2007. In addition, clarify what you mean by reference to "the indication of VBPP" considered in your decision to acquire the net assets. In your response tell us how you determined the VBPP including the significant estimates, assumptions, and methodologies.

55.   Please tell us how you considered the cash flows associated with VBPP and the anticipated fluctuations in the market price of minerals in determining whether your two mineral properties are impaired under SFAS 144 in accordance with paragraphs 8 and 9 of EITF 04-03. Please clarify whether you used an expected present value technique in your analysis in accordance with paragraph 23 of SFAS 144. If so, please tell us what technique you used and the significant estimates and assumptions.

56.   We note your disclosures that you continue to follow your "plan of exploration for each of the properties since the dates of their acquisition" and that the "exploration progress on these properties is on target with our exploration and evaluation plan." Please tell us your plan for the Clarkdale slag project. In your response reference the plan and tell us how you have met and followed this plan. Revise your disclosures as appropriate.

57.   We note your disclosures on page 26 that your "ability to carry out a drilling program on the [Searchlight Gold] project was halted by the suspension of the Searchlight Claim owners' Plan of Operations due to a dispute between the BLM and one of our current principal stockholders and former officers and directors." Please tell us how you have considered this dispute in your assessment of recoverability and impairment for the Searchlight Gold project under SFAS 144.

Note 3. Merger with Transylvania International, Inc., page F-20

58.   We note that you applied EITF 98-03 with regard to the acquisition of the Clarkdale Slag project and that you determined that the acquisition represented the acquisition of assets rather than the acquisition of a business. We also note that you included pro forma financial information for the acquisition in footnote 18 and the audited financial statements of Transylvania, Inc. beginning on page F-76. Please provide us with your detailed analysis under paragraph 6 of EITF 98-

03 as to how you determined that the merger with Transylvania International (i.e. acquisition of the Clarkdale Slag project) was not an acquisition of a business.

59. We note your disclosure of the significant terms of the acquisition agreement. Please revise to clearly disclose which amounts are considered to be contingent consideration, when you expect the contingencies to be resolved and the accounting for the contingent consideration.

60. We note the two tables on page F-22 disclosing the recorded purchase consideration of the Clarkdale Slag project and the components of the Clarkdale Slag project. Please revise to clearly disclose what the adjustments in the middle columns represent.

61. Please revise to disclose how you determined the fair value of the assets acquired, including the amount of deferred tax liability in accordance with paragraph 37 of SFAS 141. Please provide us with your detailed analysis and valuation of the assets including the significant estimates and assumptions. You disclosure should clearly disclose how you determined the $120,766,877 fair value or allocation to the slag project in accordance with SFAS 141. We also note your discussion on page F-14 that the fair value of a mining asset generally includes both VBPP and an estimate of the future market price of the minerals. Please clarify how you considered this in your estimate of fair value of these acquired assets. Refer to paragraphs 6 and 7 of EITF 04-03.

62. We note in your response to prior comment 53 that you have attached a copy of the appraisal. Please tell us what the assets of the appraisal relate to including whether it was for the underlying land values or the mining assets. Please tell us where these amounts are recorded in your financial statements.

63. We note your reference to an independent real estate appraisal firm to allocate the purchase price to the real properties and that you have filed the consent from this firm as an Exhibit. Please revise your filing to name the independent valuation firm.

Note 7. VRIC Payable, page F-25

64. We note that you recorded a liability for the commitment to VRIC of $30,000 per month. Please revise to disclose the expected term used in computing the initial present value and the basis for the assumptions used in the valuation.

Note 11. Income Taxes, page F-37

65.   We note that the estimated future federal and state income tax liability associated
       with the temporary difference between the acquisition consideration and the tax
       basis is reflected as an increase to the total purchase price which has been applied
       to the underlying mineral and slag project assets. Please tell us how you applied
       the simultaneous equations method discussed in paragraph 3 of EITF 98-11 to
       record the assigned value of the asset and the related deferred tax liability.

66.   We note that you recorded income tax benefits of $1,080,375, $1,122,457, and
       $399,645 for the years ended December 31, 2007, 2006 and 2005, respectively.
       We also note that you did not provide a full valuation allowance against your net
       operating loss carryforwards. Please tell us why you are recording income tax
       benefits considering your history of operating losses. Fully explain your
       consideration of paragraphs 20 through 25 to SFAS 109, including all positive
       and negative evidence. Your response should clearly support that no valuation
       allowance is required and why the deferred tax assets reported in your balance
       sheets as of December 31, 2007 and 2006 are more likely than not recoverable.
       Successful resolution of this comment will require a complete and thorough
       analysis.

Note 16. Restatement of Prior Financial Statements, page F-42

67.   We note your disclosure that the "acquisition accounting methods used in prior
       periods to record the purchase accounting for the Slag Project were not
       appropriate." Please revise to be more specific about how the accounting
       methods were not appropriate and how you corrected the errors.

68.   Please revise to clarify why you present 2 separate restatements in Note 16 on
       pages F-43 and F-45.

69.   Please revise footnote (g) on page F-44 to clarify the specific reason for the
       "revision of the acquisition accounting related to the payment terms and
       conditions contained in the agreement." The reason for the specific restatement
       adjustments should be disclosed.

Note 18. Supplemental Financial Information, page F-48

70.   Please tell us what the pro forma financial information presented in Note 18
       represents and how it complies with Article 11 of Regulation S-X.

Financial Statements for the Three Months Ended March 31, 2008

Note 1. Fair value of financial instruments, page F-57

71.   We note that your financial instruments are valued and disclosed based on SFAS
        107. However, for financial assets and financial liabilities, SFAS 157 is effective
        for financial statements issued for fiscal years beginning after November 15,
        2007, and interim periods within those fiscal years. Revise to provide the
        disclosures required by paragraphs 32 – 35 of SFAS 157.

Recent Sales of Unregistered Securities, page II-3

72.   Please reconcile the disclosure in this section with the disclosure on page 35 and
        the transactions mentioned in your Statement of Stockholders' Equity. For
        example, we note your reference to a March 22, 2007 transaction on page 35 that
        does not appear to be addressed in this section.

Undertakings, page II-9

73.   Please provide the undertaking required by Regulation S-K Item 512(a)(6). Also,
        please use the language required by Item 512(a) to distinguish between the
        statements you make in the last two paragraphs on page II-9.

Exhibits

74.   Please tell us which exhibit represents the agreement to transfer title to the
        Searchlight claims in the second quarter of 2008 mentioned at the bottom of page
        9.

75.   Please file your complete Articles of Incorporation as amended in one exhibit
        without requiring investors to piece together exhibits from different documents to
        assemble the current version of your charter.

76.   Please file the consent of each expert whose report or opinion is quoted or
        summarized in your registration statement. For example, we note the reports of
        Canadian Environmental & Metallurgical, Inc. and SGS Lakefield Research on
        page 47. We also note that you have incorporated some consents by reference;
        however, because those consents refer only to a prior amendment, they are not
        sufficient for the current amendment. Please ensure that each consent that you
        file clearly consents to the discussion and summary of the expert's report *as it
        appears in the registration statement* and to being named in the registration
        statement.

Exhibit 5.1

77.   Please do not file an opinion that assumes conclusions of law that are a
       requirement of the ultimate opinion given. For example, we note the assumptions
       in the third and fifth paragraphs regarding the issuance being in compliance with
       your articles of incorporation. In this regard, since the opinion already assumes
       that the shares are issued in the manner described in the prospectus, it is unclear
       why this additional assumption regarding your articles of incorporation is
       necessary.

78.   Refer to carve out of "other [Nevada] laws" in the fourth paragraph. Please tell us
       which other Nevada laws affect the issues that must be addressed by the opinion
       required by Regulation S-K Item 601(b)(5). If other laws affect those issues,
       please tell us how you believe you have complied with your obligations under
       Item 601(b)(5) given that this exhibit excludes those laws.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements, page 50

79.   Please consider the comments issued on your Form S-1 to the extent applicable
       when you amend your Form 10-KSB.

Report Of Independent Registered Public Accounting Firm, page F-1

80.   It does not appear that your auditors have issued an opinion on the inception to
       December 31, 2007 cumulative data in the statements of operations, stockholders'
       equity and cash flows. Please tell us the extent to which your auditors are
       associated with the cumulative to date data and revise the audit opinion as
       appropriate.

Item 8A(T). Controls and Procedures, page 51

81.   In light of the fact of the restatements disclosed in Note 16 in Form 10-KSB and
       Note 16 to Amendment No. 4 to Form S-1/A and the significant revisions in the
       amendment to your Form S-1, disclose in reasonable detail the basis for your
       officers' conclusions that the company's disclosure controls and procedures and
       internal controls over financial reporting continue to be effective as of the end of
       the period covered by the report.

Exhibits 31.1. and 31.2

82.   We note that the certifications filed as Exhibits 31.1.1 and 31.2.1 did not include
        the language regarding internal control over financial reporting in the introduction
        to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B.
        Please note the guidance in SEC Release 33-8618, which states that the omitted
        language in the introduction to the fourth paragraph and in paragraph 4(b) must
        be provided in the first annual report required to contain management's internal
        control report and in all periodic reports filed thereafter. Accordingly, please file
        an amendment to your Form 10-KSB that includes the certification as set forth in
        Item 601(b)(31) of Regulation S-B.

Current Reports on Form 8-K

83.   You should not indicate that comments issued by the Commission's *staff* were
        issued by the Commission itself or that your filings subject to *staff* review were
        reviewed by the Commission itself. We note, for example, your statements in
        your Forms 8-K filed on July 3, 2008 and August 6, 2008.

84.   We note that the exhibit to your July 3, 2008 Form 8-K states that the
        Commission requested time to review your registration statement and that the
        reason your shareholders meeting was changed was due to the time required for
        the review; however, it is unclear how investors could determine from your
        statement that the reason for the delay was not the result of a Commission request
        but rather it was because you had not responded to staff comments for nearly one
        year at the time of your statement. Please ensure that your statements permit
        investors to draw accurate conclusions.

Form 8-K Filed January 3, 2008

85.   Please provide us your detailed analysis regarding how the press release filed as
        exhibit 99.1 is consistent with the Manner of Offering provisions of Regulation D.

Current Report on Form 8-K Filed June 17, 2008

86.   Please provide the disclosure required by Item 5.03(a)(2) of Form 8-K. For
        example, it appears that you have changed your 10% quorum requirement
        reflected in your Form 8-K filed May 4, 2007. Your June 17, 2008 Form 8-K
        should clearly explain such changes without requiring investors to search for the
        differences between the exhibit to that Form 8-K and the previous version of your

bylaws.

Preliminary Proxy Statement on Schedule 14A Filed June 20, 2008

87.   Please revise your preliminary proxy material to address the applicable comments
        above.

        As appropriate, please amend your registration statement in response to these
comments. Also, please amend your Form 10-KSB to respond to these comments within
10 business days or tell us when you will provide us a response. You may wish to
provide us with marked copies of any amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they
have provided all information investors require for an informed investment decision.
Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare
     the filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

In connection with responding to our comments regarding your Exchange Act reports, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc. Jeffrey P. Berg
     VIA TELEFAX (310) 820-8859